ITEM 77H:

For RiverSource Disciplined Large Cap Growth Fund:

For the fiscal period ended Sept. 30, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and Ameriprise Financial, Inc., through their initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.